Exhibit 99.1

GRUPO TMM COMPANY CONTACTS: Brad Skinner, Senior Vice President Investor Relations 011-525-55-629-8725 or 203-327-2420 (brad.skinner@tmm.com.mx)	AT DRESNER CORPORATE SERVICES: Kristine Walczak (general investors, analysts and media) (kwalczak@dresnerco.com) 312-726-3600

Marco Provencio Press Relations, Proa/StructurA 011-525-55-629-8758 and 011-525-55-442-4948 (mp@proa.structura.com.mx)

Grupo TFM Requests Judicial Interpretation for the Purchase-Sale Contract of TFM's
Shares Owned By the Mexican Government

(Mexico City, October 27, 2003) - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A; "TMM"); announced that Grupo TFM has requested a federal judge in Mexico to provide an appropriate interpretation of the Purchase-Sale Agreement of TFM's common stock, as outlined in the Agreements, dated January 31. 1997, and June 9 1997, respectively. Grupo TFM is requesting adherence to the process, which must be complied with in order for the government to exercise its Put option for its 20 percent equity interest in TFM.

When the Mexican government opened the Mexican railroad system to private investment, it retained a 20 percent equity interest in TFM. The intention was to sell these shares in the equity market through a public offering, when considered appropriate and with approval of the Mexican Securities Registry ("Registro Nacional de Valores") and the National Banking and Securities Commission ("Comision Nacional Bancaria y de Valores" or "CNBV"), with the objective of strengthening the market for public investments in Mexico and encouraging additional investors to participate in the capital stock of TFM. Additionally, TFM's bid contained the following condition: "The franchise purchasers will be obligated to acquire the equity portion that cannot be placed in the Mexican Securities Market ("Bolsa Mexicana de Valores" or "BMV"), at the initial offering price plus respective interest."

The Mexican government is obligated to comply with the following process in order to sell the equity interest the government retains in TFM: 1) carry on the necessary formalities to register the shares with the BMV; 2) receive approval of the CNBV; 3) the Mexican government is to request that TFM provide all information necessary to place its equity stake in the market; and 4) the Mexican government will place the number of shares it is able to place in the equity market once all necessary approvals are granted. When the above steps are completed, the Mexican government is to notify Grupo TFM of the number of remaining shares that could not be placed in the equity market and is to request Grupo TFM to acquire those shares at a minimum stipulated price.

Since none of the above steps of the process have been completed; and the real value of the shares of TFM owned by the government cannot be determined because TFM has not received reimbursement of a Value Added Tax, ordered by the Mexican Fiscal Court on August 13, there can be no condition that applies in order for the Mexican government to request that Grupo TFM acquire the equity stake held at TFM by the government.

Grupo TFM acknowledges its commitment to acquire the equity interest that the Mexican government holds in TFM and has informed the government of its desire to comply with the pending steps from the original Agreement as listed above once the aforementioned formalities and conditions have been fulfilled. For all of the above reasons, Grupo TFM has requested that a federal judge rules in favor on an appropriate interpretation of the Purchase-Sales Agreement and amended Agreement.

Headquartered in Mexico City, Grupo TMM is a Latin American multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Grupo TMM's web site address is www.grupotmm.com and TFM's web site is www.tfm.com.mx.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company's reorganization and asset sale programs; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses, and the ability of the Company to repay, restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.